FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2018

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR UNSECURED NOTES

HSBC Holdings plc has today issued US$2,000,000,000 Floating Rate Senior Unsecured Notes due 2021 (the '2021 Notes'), US$2,000,000,000 Floating Rate Senior Unsecured Notes due 2024 (the '2024 Notes') and US$2,000,000,000 3.950% Fixed Rate/Floating Rate Senior Unsecured Notes due 2024 (together with the 2021 Notes and the 2024 Notes, the 'New Notes') pursuant to an indenture dated 26 August 2009 (as amended or supplemented from time to time and as most recently amended and supplemented by a sixth supplemental indenture dated 18 May 2018).

Application will be made to list the New Notes on the New York Stock Exchange.

Investor enquiries to:

Richard O'Connor           +44 (0) 20 7991 6590                 investorrelations@hsbc.com

Media enquiries to:

Heidi Ashley                  +44 (0) 20 7992 2045                 heidi.ashley@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 31 March 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 18 May 2018